Itaú Unibanco Holding S.A.
(the new denomination of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.,)
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS OF
APRIL 29, 2009

A meeting of the Board of Directors of ITAÚ UNIBANCO HOLDING S.A. (the new denomination of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A., approved by the Extraordinary General Meeting of April 24, 2009 and pending ratification by the Central Bank of Brazil) held on April 29, 2009 at 5:00 p.m. at Av. Eusébio Matoso, 891- 22nd floor in the city and state of São Paulo, the legal quorum being present, and under the presidency of Dr. Pedro Moreira Salles, unanimously resolved to approve the Principles of Conduct of Itaú Unibanco Holding S.A., proposed by the Executive Committee on April 9, 2009 pursuant to the wording of Attachment of today’s date, and with which the members of the Board of Directors shall also comply.

With no further matters on the agenda and no other issue being raised the Chairman determined the drafting of the minutes, which having been read and approved, were signed by all, thus concluding the meeting.  São Paulo-SP, April 29, 2009. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino - Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer

Attachment to the minutes of the Meeting of the Board of Directors of Itaú Unibanco Holding S.A held on April 29, 2009 at 5:00 p.m.

Itaú Unibanco Holding S.A.

PRINCIPLES OF CONDUCT

OUR MORAL VALUES
Our fundamental commitment is to manage the corporation with diligence, ethics, transparency and responsibility with a view to its sustainability and improved performance and growth. Simultaneously, we shall reinforce our relations with our stakeholders, particularly the clients, and enhance our business strategies with respect to the socio-environmental questions inherent to the financial industry.

PRINCIPLE OF CORPORATE INTEGRITY
We shall ensure that our business activities are always aligned with high standards of corporate governance, ethics, transparency, legality and sustainability.

PRINCIPLE OF GOOD FAITH
We shall act in such a way as to always be able to disclose the purposes and results of our actions with confidence and integrity as well as accepting the consequences of the same.

PRINCIPLE OF MEANINGFUL WORK
We shall create an environment for work, safety and health which, in addition to respecting rights, encourages diversity and promotes the personal and professional development of both management and staff, adding  a sense of responsibility and significance to their lives and to the community as a whole.

PRINCIPLE OF COOPERATION
We shall respect the rights and legitimate interests of those with which we have dealings. We shall cooperate, engage and dialog in an impartial, open and dynamic manner with all to establish with them networks for achieving the company’s objectives and, at the same time, fostering excellence in relationships and for the common good.

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